April 3, 2024

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Sasha Parikh and Kevin Vaughn

Re:	Karyopharm Therapeutics Inc.

Form 10-K for the fiscal year ended December 31, 2023

Filed February 29, 2024

File No. 001-36167

Ladies and Gentlemen:

Karyopharm Therapeutics Inc. (the “Company” or “we”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated March 21, 2024 (the “Comment Letter”), relating to the above referenced Form 10-K for the fiscal year ended December 31, 2023. For convenience, the Company’s responses below are keyed to the numbering of the comments and the headings used in the Comment Letter.

Form 10-K filed February 29, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 99

1. Please revise your future filings to address the following:

•	Revise to clearly disclose the extent to which you track any of your research and development (R&D) expenses on a program-by-program basis.

•	To the extent you track any R&D expenses by program, revise to separately quantify those amounts.

•	Please provide us with your proposed disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, the Company will disclose expenses incurred for research and development (“R&D”) on a program-by-program basis for the Company’s core programs to the extent such spend is attributable to such specific program. The Company incurs external clinical trial and related expenses and tracks these costs by program. The Company also incurs unallocated R&D costs that are tracked in the aggregate and not by program. As such, the only R&D costs that the Company tracks by program are external clinical trial and related expenses incurred for a specific program.

In respect to the Staff’s comment, the Company will include a breakdown of R&D expenses consistent with the following tabular and narrative disclosure in the Management Discussion and Analysis of Financial Condition and Results of Operations section of its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the Commission commencing with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

“Research and Development Expenses (in thousands, except for percentages)

For the Three Months Ended March 31,
	2024	2023	$ Change	% Change
Clinical trial and related costs:
Selinexor in multiple myeloma
Selinexor in endometrial cancer
Selinexor in myelofibrosis
Other programs
Non-program specific clinical trial and related costs

Total clinical trial and related costs

Unallocated costs:
Personnel
Consulting, professional and other
Stock-based compensation

Total unallocated costs

Total research and development expenses

At any one time, we have a number of ongoing clinical development programs that we are conducting independently or in collaboration with third parties. We track our external clinical trial and related costs on a program-by-program basis. Our major programs include our three core clinical development programs in multiple myeloma, endometrial cancer and myelofibrosis. To the extent that external clinical trial and related costs are not attributable to a major program, they are included in “Other programs” and to the extent external clinical trial and related costs cannot be allocated to a specific program, they are included in “Non-program specific clinical trial and related costs.” We also have unallocated R&D costs, which we do not track on a program-by-program basis. These costs represent costs that are incurred across multiple programs or to support our general R&D operations.

The [increase/decrease] in research and development expenses for the [Period] was primarily due to [insert explanations].”

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 658-0600. Thank you for your assistance.

Very truly yours,

/s/ Michael Mason
Michael Mason

Chief Financial Officer

cc:	Richard Paulson, President and Chief Executive Officer, Karyopharm Therapeutics Inc.

Mike Mano, Senior Vice President and General Counsel, Karyopharm Therapeutics Inc.

Jason L. Kropp, Wilmer Cutler Pickering Hale and Dorr LLP

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